Stone Pigman Walther Wittmann l.l.c. counsellors at law
Leon J. Reymond, III Direct Dial: (504) 593-0880 Direct Fax: (504) 596-0880 E-Mail: lreymond@stonepigman.com	546 CARONDELET STREET NEW ORLEANS, LOUISIANA 70130-3588 (504) 581-3200 FAX (504) 581-3361 www.stonepigman.com	our file number
43,113

September 15, 2011

VIA EDGAR AND OVERNIGHT COURIER

Mr. Karl Hiller, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, DC 20549-3628

Re: Westway Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 1-34586

Dear Mr. Hiller:

On behalf of Westway Group, Inc. ("Westway"), we confirm receipt of the letter dated September 1, 2011 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced Form 10-K (the "2010 10-K") and above-referenced Form 10-Q (the "2010 Q1 10-Q").

We are responding to the Staff's comment on behalf of Westway, as set forth below. The Staff's comment is set forth below in bold, and Westway's response follows.

Simultaneously with the filing of this letter, Westway is filing an acknowledgment letter from Westway to the Staff. Courtesy copies of this letter and the acknowledgment letter are being submitted to the Staff via overnight courier.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

Note 4 - Acquisitions, page 89

1. We note that on May 28, 2009, you acquired the bulk liquid storage and liquid feed supplements business from ED&F Man group for consideration valued at $345.2 million, consisting of $103 million, 12.6 million Class B common shares, 18.7 million Series A convertible preferred shares, and as contingent consideration, another 12.2 million Series A convertible preferred shares.

We understand that you applied purchase accounting in recording the transaction and that ED&F Man group held 49.5% of your common shares immediately after the event. However, on pages 53 through 69 of the Schedule 14A that you filed on May 2, 2011, you identify various operating agreements governing matters such as molasses supply, storage strategy, interim credit, and office services; also a stockholder's agreement placing various corporation actions under restriction, subject to the concurrence of the ED&F Man group or subsidiary.

Please expand your disclosure to describe the level of influence held by the ED&F Man group affiliates through these various agreements and its holdings in common and preferred shares. Also specify the conversion terms, voting rights and other pertinent features of the convertible preferred shares. The extent of your support in identifying the minority shareholders should be clear.

Please submit the analysis that you performed in determining that the rights under the Stockholder's Agreement described on pages 57 and 58 of your Schedule 14A did not represent substantive participating rights, following the guidance in FASB ASC 810-10-25-11 through 13, if consistent with your view.

Response: Westway's analysis in determining that Agman's rights under the Stockholders' Agreement did not represent substantive participating rights, following the guidance in FASB ASC 810-10-25-11 through 13, was as follows:

ASC 810-10-25-6 defines "participating rights" to mean rights that "allow the noncontrolling shareholder to participate in determining certain financial and operating decisions of the investee that are made in the ordinary course of business" and states "[p]articipation means the ability to block actions proposed by the investor that has a majority voting interest." Westway believes that none of the rights of Agman under the Stockholders Agreement represent substantive participating rights with respect to Westway or with respect to any of Westway's consolidated subsidiaries.

The rights under the Stockholder's Agreement described on pages 57 and 58 of the Schedule 14A have been listed in Appendix A to this letter, and numbered, for convenience of reference. Many of the rights (nos. 2, 4, 6, 7, 8, 11, and 12) clearly constitute purely "protective rights." See ASC 810-10-25-10.a., c., d., and e. All but one of the other rights (nos. 1, 3, 5, 9, 10, 14, and 15) do not involve financial or operating decisions in the ordinary course of business and therefore do not rise to the level of "participating rights." See ASC 810-10-25-6.

Agman's remaining right (no. 13) to approve the appointment, removal, compensation, and benefits of Westway's CEO -- but not the appointment, removal, compensation, or benefits of any of the other member of Westway's management -- constitutes an "[i]ndividual," or set of individual, "participating rights" that "should be assessed based on the facts and circumstances to determine if they are substantive participating rights in and of themselves." ASC 810-10-25-11.a. This right was granted primarily to allow Agman to prevent an individual who is unqualified or unfamiliar with the operations of the company from being selected as CEO and is thus protective in nature. Moreover, a right to veto a specific action is not a substantive participating right where alternatives are available to the board to achieve the same objective in a different manner. See ASC 810-10-55-1.d. and f. Under Westway's bylaws and applicable corporate law, the authority of Westway's CEO is subject to the authority of the board of directors, and if it were necessary, the board of directors could direct specific corporate actions and, as contemplated in ASC 810-10-25-11.a., effect implementation of its policies and procedures, through other members of management by use of delegated authority or through a board resolution specifically directing a member of management to take a specific action. In light of Westway's particular facts and circumstances, including a consideration of the factors set forth in ASC 810-10-25-13 and ASC 810-10-55-1, Westway does not believe Agman's limited right constitutes a "substantive participating right."

Moreover, at the time of the 2009 business combination, the parties and the SEC analyzed and discussed the proper method of accounting for the transaction and the parties ultimately agreed with the SEC's conclusion set forth in its letter of April 3, 2009 that the transaction was a business combination that should be recorded in accordance with SFAS 141(R) (now ASC 805). This decision largely turned on the general principle stated in ASC 810-10-15-8, that ownership by one reporting entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation. Westway believes that its conclusion regarding the lack of substantive participating rights by Agman is consistent with its and the SEC's conclusion at the time of the 2009 business combination and the method of accounting used in recording the transaction.

While Westway believes that its prior disclosure was appropriate, in light of the SEC's comment, Westway intends to expand its disclosure regarding the level of influence held by the ED&F Man group through its various contractual agreements with, and holdings in common and preferred shares of, Westway. In particular, Westway intends to expand its disclosures in its future financial statement notes regarding Related Party Transactions and Equity to include more of the information that was provided in pages 53 through 69 (the Related Party Transactions section) of the Schedule 14A that Westway filed on May 2, 2011 (the "2011 Proxy Statement"). The expanded disclosures planned by Westway are attached as Appendix B (although the exact wording may change as circumstances change over time). Westway intends to include these additional disclosures in the Related Party Transactions and Equity notes to its financial statements, which notes are continuing in nature, rather than the Acquisitions note (note 4 in the 2010 10-K), because the Acquisitions notes to Westway's financial statements generally only provide disclosure regarding acquisitions made since the beginning of the year before the reported period, and therefore the Acquisition notes in Westway's future 10-K's are not expected to include any discussion of the May 2009 business combination.

Regarding the extent of our support in identifying the minority shareholders, we note that all of the Class B common stock and all of the Series A preferred stock are held by a single shareholder, Agman Louisiana, Inc., a wholly-owned indirect subsidiary of ED&F Man. To our knowledge, no other entity affiliates of ED&F Man hold any shares of our stock. As holder of the Class B common stock, Agman is only entitled to elect a minority (presently 3 out of 7) of our directors. Individual affiliates of the ED&F Man group hold, to our knowledge, only insignificant amounts of our Class A common stock. The Class A common stock is entitled to vote separately for a majority of our directors (presently 4 out of 7), by straight (not cumulative) voting. Thus individual affiliates of the ED&F Man group have no power to effect the election of even one Class A director.

In sum, Westway concludes that its proposed expanded future disclosure regarding Agman's rights in the Related Party Transactions note, including specific mention of Agman's rights with respect to the CEO, and its proposed expanded future disclosure in the Equity note should more than adequately inform investors of the level of influence of the ED&F Man group on Westway and its subsidiaries, particularly when read in conjunction with the remainder of Westway's 10-K and the incorporated proxy statement.

Sincerely,

/s/ Leon J. Reymond, III

Leon J. Reymond, III

LJR/paf

Appendix A

Agman's rights under Stockholders' Agreement described on pages 57 and 58 of Proxy Statement
1. Right to sufficient management and financial information and reports to allow Agman to monitor Westway's conduct; and right to inspect Westway's books and properties

2. Right to approve any investment having a fair market value greater than $5 million in any entity that engages in any business other than Westway's or its subsidiaries existing lines of business and lines of business reasonably related thereto

3. Right to approve any transaction the definitive agreements with respect to which contain provisions pursuant to which Westway or any of its subsidiaries explicitly assume any specific material environmental liability

4. Right to approve any material amendment, alteration or change to the provisions of Westway's or any of Westway's subsidiaries' organizational documents, including creating any class or series of equity security ranking senior to, or on par with, the Series A preferred stock

5. Right to approve any increase or decrease in the size of the Board of Directors or that of any subsidiary

6. Right to approve any amalgamation, corporate reorganization, business combination, merger, or consolidation transaction involving, or sale of, all or substantially all of Westway's or any of its subsidiaries' assets

7. Right to approve any reorganization, reclassification, reconstruction, consolidation or subdivision of Westway's capital stock or the creation of any different class of securities
8. Right to approve a declaration of bankruptcy, dissolution, voluntary liquidation or voluntary wind-up of Westway or any of its subsidiaries

9. Right to approve any agreement that would explicitly restrict or prohibit the authorization, declaration, payment or setting apart for payment of any dividend to the holders of shares of Series A preferred stock (with three exceptions)

10. Right to approve any material change in the scope of Westway's or any of its subsidiaries' business and operations
11. Right to approve any repurchase or redemption of any equity securities (with two exceptions)
12. Right to approve any issuance or sale of any equity securities (with exceptions)
13. Right to approve the appointment or removal of Westway's CEO or the compensation or benefits of the CEO
14. Right to approve the initiation or settlement of material litigation, arbitration or any other actions or proceedings outside the ordinary course of business and other than involving Agman

15. Right to approve any other transaction (or series of related transactions) outside the ordinary course of business that would result in the payment or receipt of consideration (including the incurrence or assumption of indebtedness and liabilities) by Westway or any of its subsidiaries having a fair market value in excess of $20 million, other than contracts with customers or suppliers

16. Right to approve any agreement to take any of the foregoing actions

Appendix B

Additional Disclosure in Future Financial Statement Notes regarding Related Party Disclosures

In connection with the 2009 business combination, the Company and Agman entered into a stockholder's agreement granting to Agman certain rights to information, rights to approve a variety of fundamental corporate actions and other transactions generally outside the ordinary course of business, and the right to approve the appointment, removal, compensation, and benefits of the Company's CEO.

In April 2010, the Company began a three-year, triple-net lease of its Port of Inchon, South Korea terminal to the ED&F Man group, which includes an option to purchase the terminal.

Additional Disclosures in Future Financial Statement Notes regarding Equity

At present Agman, a subsidiary of ED&F Man, is the sole holder of our Series A Convertible Preferred Stock. As such, Agman has the right, at any time and from time to time, to convert any or all of its shares of Series A Convertible Preferred Stock into an equal number of shares of our Class B common stock (subject to adjustment for accrued base dividends, stock splits, subdivisions, reclassifications, and combinations). However, Agman is unable to exercise such conversion rights to the extent it would result in the ED&F Man group (including Agman) and certain individual affiliates thereof owning more than 49.5% of our outstanding common stock.

As the sole holder of our Series A Convertible Preferred Stock, Agman has no right to vote in such capacity for the election of any directors or on matters presented for stockholder action generally, but its approval in such capacity is required for the Company to take a number of specific actions, including any action to amend, alter or repeal any provision of its certificate of incorporation or by-laws in a manner inconsistent with the stockholder's agreement between the Company and Agman. With respect to any shares of Series A Convertible Preferred Stock held in escrow pursuant to the stock escrow agreement, any dividends or distributions on those shares are to accrue on the Company's books and records, but not be paid unless and until those shares are released from escrow upon the achievement by the Company of certain earnings or share price targets.